Exhibit 99.1

Leju Reports Second Half Year and Full Year 2022 Results

BEIJING, March 31, 2023/PRNewswire/ – Leju Holdings Limited (“Leju” or the “Company”) (NYSE: LEJU), a leading e-commerce and online media platform for real estate and home furnishing industries in China, today announced its unaudited financial results for the second half and full year ended December 31, 2022.

Second Half 2022 Financial Highlights

•	Total revenues decreased by 25% year on year to $173.7 million.

•	Revenues from e-commerce services decreased by 19% year on year to $145.8 million.

•	Revenues from online advertising services decreased by 48% year on year to $27.9 million.

•	Loss from operations was $40.9 million, compared to loss from operations of $116.9 million for the same period of 2021.

•	Non-GAAP[1] loss from operations was $34.7 million, compared to Non-GAAP loss from operations of $111.2 million for the same period of 2021.

•	Net loss attributable to Leju Holdings Limited shareholders was $36.8 million, or $2.69 loss per diluted American depositary share (“ADS”), compared to net loss attributable to Leju Holdings Limited shareholders of $103.2 million, or $7.54 loss per diluted ADS[2], for the same period of 2021.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $32.0 million, or $2.33 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $98.7 million, or $7.22 loss per diluted ADS, for the same period of 2021.

Full Year 2022 Financial Highlights

•	Total revenues decreased by 36% year on year to $343.2 million.

•	Revenues from e-commerce services decreased by 32% year on year to $278.5 million.

•	Revenues from online advertising services decreased by 47% year on year to $64.7 million.

•	Loss from operations was $105.6 million, compared to loss from operations of $166.7 million for 2021.

•	Non-GAAP loss from operations was $93.2 million, compared to non-GAAP loss from operations of $154.5 million for 2021.

•	Net loss attributable to Leju Holdings Limited shareholders was $89.7 million, or $6.54 loss per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $150.9 million, or $11.05 loss per diluted ADS for 2021.

•	Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $79.9 million, or $5.83 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $141.4 million, or $10.34 loss per diluted ADS for 2021.

1 Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. See "About Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results" below for more information about the non-GAAP financial measures included in this press release.

2 On May 10, 2022, Leju announced that it would change its American depositary share ("ADS") to ordinary share ("Share") ratio from one (1) ADS representing one (1) Share to one (1) ADS representing ten (10) Shares. The change in the ADS ratio was effective on May 20, 2022. For Leju's ADS holders, the change in the ADS ratio had the same effect as a one-for-ten reverse ADS split. The ADS ratio change has no impact on Leju's underlying Shares. Loss per ADS for 2021 had been retrospectively adjusted accordingly.

“ In the second half of 2022, China's real estate industry did not show significant improvement, while real estate developers continued to experience liquidity pressure and overall market sales continued to decline, all of which had negatively impacted Leju's online advertising and e-commerce businesses,” said Mr. Geoffrey He, Leju’s Chief Executive Officer.

“Although the central government and local governments introduced measures to support the real estate industry in the fourth quarter of 2022, it will take the market some time to absorb and respond. Looking ahead to 2023, real estate sales are anticipated to remain depressed as developers work to restore their financial fundamentals. Leju has made adaptive optimization and adjustment to our sales network and team structure based on these projections. Finally, in order to be ready to take advantage of the future market recovery, we will enhance our focus on brand building efforts and new product development.”

Second Half 2022 Results

Total revenues were $173.7 million, a decrease of 25% from $233.0 million for the same period of 2021.

Revenues from e-commerce services were $145.8 million, a decrease of 19% from $179.7 million for the same period of 2021, primarily due to a decrease in the number of discount coupons redeemed, partially offset by an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $27.9 million, a decrease of 48% from $53.2 million for the same period of 2021, primarily due to a decrease in property developers’ demand for online advertising.

Cost of revenues was $16.1 million, a decrease of 33% from $24.1 million for the same period of 2021, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses were $198.7 million, a decrease of 39% from $326.2 million for the same period of 2021, primarily due to the $63.7 million decrease in the bad debt provision, and decreased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in the second half of 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from certain customers, whose credit quality worsened.

Loss from operations was $40.9 million, compared to loss from operations of $116.9 million for the same period of 2021. Non-GAAP loss from operations was $34.7 million, compared to non-GAAP loss from operations of $111.2 million for the same period of 2021.

Net loss was $36.9 million, compared to net loss of $103.0 million for the same period of 2021. Non-GAAP net loss was $32.0 million, compared to non-GAAP net loss of $98.6 million for the same period of 2021.

Net loss attributable to Leju Holdings Limited shareholders was $36.8 million, or $2.69 loss per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $103.2 million, or $7.54 loss per diluted ADS, for the same period of 2021. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $32.0 million, or $2.33 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $98.7 million, or $7.22 loss per diluted ADS, for the same period of 2021.

Full year 2022 Results

Total revenues were $343.2 million, a decrease of 36% from $534.1 million for 2021.

Revenues from e-commerce services were $278.5 million, a decrease of 32% from $411.1 million for 2021, primarily due to a decrease in the number of discount coupons redeemed, partially offset by an increase in the average price per discount coupon redeemed.

Revenues from online advertising services were $64.7 million, a decrease of 47% from $122.5 million for 2021, primarily due to a decrease in property developers’ demand for online advertising.

Cost of revenues was $30.6 million, a decrease of 45% from $55.8 million for 2021, primarily due to decreased cost of advertising resources purchased from media platforms, and decreased editorial personnel related costs.

Selling, general and administrative expenses were $418.5 million, a decrease of 35% from $645.6 million for 2021, primarily due to the $97.5 million decrease in the bad debt provision, and decreased marketing expenses related to the Company's e-commerce business. The bad debt provision recorded in 2021 was mainly attributable to the recognition of additional loss allowance on expected credit loss of the Company’s outstanding online advertising related receivables from certain customers, whose credit quality worsened.

Loss from operations was $105.6 million, compared to loss from operations of $166.7 million for 2021. Non-GAAP loss from operations was $93.2 million, compared to non-GAAP net loss of $154.5 million for 2021.

Net loss was $89.7 million, compared to net loss of $149.9 million for 2021. Non-GAAP net loss was $79.9 million, compared to non-GAAP net loss of $140.3 million for 2021.

Net loss attributable to Leju Holdings Limited shareholders was $89.7 million, or $6.54 loss per diluted ADS, compared to net loss attributable to Leju Holdings Limited shareholders of $150.9 million, or $11.05 loss per diluted ADS, for 2021. Non-GAAP net loss attributable to Leju Holdings Limited shareholders was $79.9 million, or $5.83 loss per diluted ADS, compared to non-GAAP net loss attributable to Leju Holdings Limited shareholders of $141.4 million, or $10.34 loss per diluted ADS, for 2021.

Cash Flow

As of December 31, 2022, the Company’s cash and cash equivalents and restricted cash were $127.6 million.

Second half 2022 net cash used in operating activities was $47.4 million, primarily comprised of non-GAAP net loss of $32.0 million and a decrease in other current liabilities and accrued expenses of $13.6 million.

About Leju

Leju Holdings Limited ("Leju") (NYSE: LEJU) is a leading e-commerce and online media platform for real estate and home furnishing industries in China, offering real estate e-commerce, online advertising and online listing services. Leju's integrated online platform comprises various mobile applications along with local websites covering more than 380 cities, enhanced by complementary offline services to facilitate residential property transactions. In addition to the Company's own websites, Leju operates the real estate and home furnishing websites of SINA Corporation, and maintains a strategic partnership with Tencent Holdings Limited. For more information about Leju, please visit http://ir.leju.com.

Safe Harbor: Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "target," "going forward," "outlook" and similar statements. Leju may also make written or oral forward-looking statements in its reports filed or furnished with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Leju's beliefs and expectations, are forward-looking statements that involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained, either expressly or impliedly, in any of the forward-looking statements. Such factors include, but are not limited to, fluctuations in China's real estate market; the highly regulated nature of, and government measures affecting, the real estate and internet industries in China; Leju's ability to compete successfully against current and future competitors; its ability to continue to develop and expand its content, service offerings and features, and to develop or incorporate the technologies that support them; its reliance on SINA and others with which it has developed, or may develop in the future, strategic partnerships; substantial revenue contribution from a limited number of real estate markets; and relevant government policies and regulations relating to the corporate structure, business and industry of Leju. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and the Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Leju’s consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), Leju uses in this press release the following non-GAAP financial measures: (1) income (loss) from operations, (2) net income (loss), (3) net income (loss) attributable to Leju shareholders, (4) net income (loss) attributable to Leju shareholders per basic ADS, and (5) net income (loss) attributable to Leju shareholders per diluted ADS, each of which excludes share-based compensation expense, amortization of intangible assets resulting from business acquisitions, and income tax impact on the share-based compensation expense and amortization of intangible assets resulting from business combinations. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. For more information on these non-GAAP financial measures, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Leju believes that these non-GAAP financial measures provide meaningful supplemental information to investors regarding its operating performance by excluding share-based compensation expense and amortization of intangible assets resulting from business acquisitions, which may not be indicative of Leju’s operating performance. These non-GAAP financial measures also facilitate management’s internal comparisons to Leju’s historical performance and assist its financial and operational decision making. A limitation of using these non-GAAP financial measures is that share-based compensation expense and amortization of intangible assets resulting from business acquisitions may continue to exist in Leju’s business for the foreseeable future. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables provide more details on the reconciliation between non-GAAP financial measures and their most comparable GAAP financial measures.

For investor and media inquiries please contact:

Ms. Christina Wu

Leju Holdings Limited

Phone: +86 (10) 8474-1287

E-mail: ir@leju.com

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands of U.S. dollars)

	December 31,	December 31,
	2021	2022
ASSETS
Current assets
Cash and cash equivalents	250,314	123,378
Restricted cash	2,082	4,271
Accounts receivable, net	36,071	3,408
Contract assets, net	1,415	—
Marketable securities	1,186	—
Prepaid expenses and other current assets	25,110	6,111
Customer deposits	784	3,860
Amounts due from related parties	3,913	2,476
Total current assets	320,875	143,504
Property and equipment, net	16,667	14,204
Intangible assets, net	23,298	12,458
Right-of-use assets	23,409	18,943
Investment in affiliates	18	—
Deferred tax assets, net	51,605	25,457
Other non-current assets	1,376	1,545
Total assets	437,248	216,111

LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	784	718
Accounts payable	1,631	654
Accrued payroll and welfare expenses	21,517	12,728
Income tax payable	60,952	25,203
Other tax payable	18,046	9,695
Amounts due to related parties	7,632	4,805
Advances from customers	82,788	43,100
Lease liabilities, current	5,582	5,038
Accrued marketing and advertising expenses	43,272	29,988
Other current liabilities	18,504	12,265
Total current liabilities	260,708	144,194
Lease liabilities, non-current	19,438	15,439
Deferred tax liabilities	6,043	3,518
Total liabilities	286,189	163,151
Shareholders’ Equity
Ordinary shares ($0.001 par value): 1,000,000,000 shares authorized, 136,822,601 and 137,172,601 shares issued and outstanding, as of December 31, 2021 and 2022, respectively	137	137
Additional paid-in capital	801,477	803,301
Accumulated deficit	(648,935)	(738,602)
Accumulated other comprehensive loss	(1,424)	(11,601)
Total Leju Holdings Limited shareholders’ equity	151,255	53,235
Non-controlling interests	(196)	(275)
Total equity	151,059	52,960
TOTAL LIABILITIES AND EQUITY	437,248	216,111

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands of U.S. dollars, except share data and per share data)

	Six months ended		Year ended
	December 31,		December 31,
	2021	2022	2021	2022
Revenues
E-commerce	179,696	145,810	411,097	278,464
Online advertising	53,232	27,924	122,522	64,707
Listing	97	—	498	11
Total net revenues	233,025	173,734	534,117	343,182
Cost of revenues	(24,130)	(16,130)	(55,801)	(30,604)
Selling, general and administrative expenses	(326,151)	(198,739)	(645,623)	(418,501)
Other operating income, net	361	273	560	298
Loss from operations	(116,895)	(40,862)	(166,747)	(105,625)

Interest income, net	1,555	820	3,130	2,335
Other income (loss), net	(1,919)	695	209	1,496
Loss before taxes and loss from equity in affiliates	(117,259)	(39,347)	(163,408)	(101,794)
Income tax benefits	14,228	2,478	13,498	12,120
Loss before loss from equity in affiliates	(103,031)	(36,869)	(149,910)	(89,674)
Loss from equity in affiliates	(6)	(17)	(14)	(17)
Net loss	(103,037)	(36,886)	(149,924)	(89,691)
Less: net income (loss) attributable to non-controlling interests	125	(70)	1,010	(23)
Net loss attributable to Leju Holdings Limited shareholders	(103,162)	(36,816)	(150,934)	(89,668)

Loss per ADS:
Basic	(7.54)	(2.69)	(11.05)	(6.54)
Diluted	(7.54)	(2.69)	(11.05)	(6.54)
ADS used in computation of loss per ADS:
Basic	13,681,898	13,708,716	13,665,216	13,704,238
Diluted	13,681,898	13,708,716	13,665,216	13,704,238

The conversion of functional currency Renminbi (“RMB”) amounts into reporting currency USD amounts is based on the rate of USD1 = RMB6.9646 on December 31, 2022 and USD1 = RMB6.6935 for the year ended December 31, 2022.

LEJU HOLDINGS LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME (LOSS)

(In thousands of U.S. dollars)

	Six months ended		Year ended
	December 31,		December 31,
	2021	2022	2021	2022
Net loss	(103,037)	(36,886)	(149,924)	(89,691)
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustments	1,882	(4,891)	4,282	(10,232)

Comprehensive loss	(101,155)	(41,777)	(145,642)	(99,923)

Less: Comprehensive income (loss) attributable to non-controlling interests	129	(86)	1,021	(78)

Comprehensive loss attributable to Leju Holdings Limited shareholders	(101,284)	(41,691)	(146,663)	(99,845)

LEJU HOLDINGS LIMITED

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands of U.S. dollars, except share data and per ADS data)

	Six months ended		Year ended
	December 31,		December 31,
	2021	2022	2021	2022
GAAP loss from operations	(116,895)	(40,862)	(166,747)	(105,625)
Share-based compensation expense	463	895	1,657	1,824
Amortization of intangible assets resulting from business acquisitions	5,279	5,279	10,558	10,558
Non-GAAP loss from operations	(111,153)	(34,688)	(154,532)	(93,243)

GAAP net loss	(103,037)	(36,886)	(149,924)	(89,691)
Share-based compensation expense	463	895	1,657	1,824
Amortization of intangible assets resulting from business acquisitions	5,279	5,279	10,558	10,558
Income tax benefits:
Current	—	—	—	—
Deferred[3]	(1,320)	(1,320)	(2,640)	(2,640)
Non-GAAP net loss	(98,615)	(32,032)	(140,349)	(79,949)

Net loss attributable to Leju Holdings Limited shareholder	(103,162)	(36,816)	(150,934)	(89,668)
Share-based compensation expense (net of non-controlling interests)	463	895	1,657	1,824
Amortization of intangible assets resulting from business acquisitions (net of non-controlling interests)	5,279	5,279	10,558	10,558
Income tax benefits:
Current	—	—	—	—
Deferred	(1,320)	(1,320)	(2,640)	(2,640)
Non-GAAP net loss attributable to Leju Holdings Limited shareholders	(98,740)	(31,962)	(141,359)	(79,926)

GAAP net loss per ADS — basic	(7.54)	(2.69)	(11.05)	(6.54)

GAAP net loss per ADS — diluted	(7.54)	(2.69)	(11.05)	(6.54)

Non-GAAP net loss per ADS — basic	(7.22)	(2.33)	(10.34)	(5.83)

Non-GAAP net loss per ADS — diluted	(7.22)	(2.33)	(10.34)	(5.83)

ADS used in calculating basic GAAP / non-GAAP net loss attributable to shareholders per ADS	13,681,898	13,708,716	13,665,216	13,704,238

ADS used in calculating diluted GAAP / non-GAAP net loss attributable to shareholders per ADS	13,681,898	13,708,716	13,665,216	13,704,238

3 Amount represents the realization of deferred tax liabilities recognized for the temporary difference between the tax basis of intangible assets recognized from acquisitions and their reported amounts in the financial statements. The income tax impact on the share-based compensation expense is nil.

LEJU HOLDINGS LIMITED

SELECTED OPERATING DATA

	Six months ended		Year ended
	December 31,		December 31,
	2021	2022	2021	2022
Operating data for e-commerce services
Number of discount coupons issued to prospective purchasers (number of transactions)	70,138	35,794	162,196	67,250
Number of discount coupons redeemed (number of transactions)	60,852	35,214	138,230	70,476